FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                            REPORT OF FOREIGN ISSUER


                        PURSUANT TO RULE 13a-16 OR 15d-16


                     OF THE SECURITIES EXCHANGE ACT OF 1934


                          FOR THE MONTH OF AUGUST, 2007


                        ELRON ELECTRONIC INDUSTRIES LTD.
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)


        3 AZRIELI CENTER, TRIANGLE BUILDING, 42ND FLOOR, TEL AVIV o ISRAEL

                    (ADDRESS OF PRINCIPAL CORPORATE OFFICES)


INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORTS UNDER COVER FORM 20-F OR FORM 40-F.

                      Form 20-F  __X__ Form 40-F______

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                Registrant's Press Release dated August 16, 2007.



















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     SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           ELRON ELECTRONIC INDUSTRIES LTD.
                                           (Registrant)


                                           By: /s/ Paul Weinberg
                                              ----------------------------------
                                           Paul Weinberg
                                           General Counsel & Corporate Secretary

Dated:  August 16, 2007






























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